

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

March 18, 2008

Robert Putnam
Interim Chief Accounting Officer
e.Digital Corporation
16770 West Bernardo Drive
San Diego, CA 92127

      RE: **e.Digital Corporation**
               Form 10-K for the fiscal year ended March 31, 2007
               Filed June 29, 2007
               File No. 000-20734

Dear Mr. Putnam:

      We have completed our review of your Form 10-K and related filings
and do not, at this time, have any further comments.

               Sincerely,

               Brian Cascio
               Accounting Branch Chief